August 7, 2015

VIA EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

RE:	SunEdison, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-13828

Dear Mr. James:

This letter is in response to your comment letter dated July 24, 2015 to SunEdison, Inc. (SunEdison or the Company). We have set forth below each of your comments followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2014, Exhibit 13

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 48

1. We note that if you retain continuing involvement in the solar energy system and do not transfer substantially all of the risks and rewards of ownership to the buyer, you recognize gross profit under a method determined by the nature and extent of your continuing involvement, provided the other criteria for the full accrual method are met. In certain cases, you may provide your customers guarantees of system performance or uptime for a limited period of time and your exposure to loss is contractually limited based on the terms of the applicable agreement. Please tell us the following:

•	Describe in detail the nature of your continuing involvement.

Response

The Company respectfully advises the Staff that for certain contractual arrangements, the Company has continuing involvement in solar energy systems in the form of system performance and uptime guarantees. A system performance guarantee is provided to the customer when the Company acts as the engineering, procurement, and construction (“EPC”) contractor and guarantees the physical output of the system for a period of time following the date of interconnection. An uptime guarantee is provided to the customer when the Company acts as the operations and maintenance (“O&M”) provider and guarantees the availability of the system to produce energy over the term of the arrangement.

•	Explain how long the “limited period of time” typically represents and quantify your “exposure to loss.”

Response

The Company respectfully advises the Staff that system performance guarantees typically range from two to five years in length, while availability guarantees follow the term of the underlying operations and maintenance contract, which range in length, but may last up to 25 years. Our exposure to loss for system performance guarantees is typically contractually limited to a percentage of the EPC contract fees (e.g., 10% of EPC fees) and our exposure to loss for uptime guarantees is typically contractually limited to a multiple of annual O&M fees (e.g., three times annual O&M fees). As of December 31, 2014, we deferred profit of $149 million for solar energy systems sales, which represents our maximum contractual profit deferral resulting from ongoing continuing involvement.

•	Tell us the specific methods you utilize to recognize gross profit under the continuing involvement guidance from FASB ASC 360-20-40-37.

Response

The Company respectfully advises the Staff that in situations where it retains continuing involvement in the sale of a solar energy system, but has otherwise met the criteria under the full accrual method, pursuant to ASC 810-20-40-37, the Company defers profit equivalent to its contractual maximum exposure to loss. The deferred profit is subsequently either partly recognized or recognized in its entirety as the contractual maximums are reduced, based on the provisions of the underlying agreement, or expire respectively. In situations where the Company provides an open ended guarantee that is not contractually limited, the Company defers the entire profit for the respective sale until the contractual guarantee has expired.

•	Please quantify the amount of revenue recognized under the deposit versus the financing method in accordance with FASB ASC 360-20.

Response

The Company respectfully advises the Staff that the Company did not recognize any revenue for the sale of solar energy systems pursuant to the deposit and financing methods in the year ended December 31, 2014.

•	Tell us why you no longer defer revenue for profit deferral for performance guarantees on systems sold subsequent to 2013 subject to real estate accounting.

Response

The Company respectfully advises the Staff that the Company’s disclosure erroneously stated that the Company did not defer revenue for profit deferral for performance guarantees subsequent to 2013. Where guarantees continue to be effective into future periods, in accordance with the underlying contractual arrangements, the Company continues to defer revenue for profit deferral for performance guarantees on systems sold subsequent to 2013. The Company revised its disclosure to correct this typographical error in connection with the Company’s Form 8-K filed on June 29, 2015 which contained a recast of the Company’s financial statements to reflect changes due to the discontinued operations of a subsidiary. The disclosure on page 16 of the recasted financial statements included within this Form 8-K now reads:

Renewable Energy System Deferred Revenue

Our Renewable Energy Development segment defers revenue for profit deferrals for performance guarantees on systems sold during 2014 and prior periods subject to real estate accounting, customer deposits received for renewable energy systems under development, and deferred incentive subsidies that will be amortized over the depreciable life of the system.

2. We see that your operations and maintenance revenues are recognized as services are performed. We also see your disclosures that you generally perform all corrective and preventive maintenance as well as maintaining your customers’ assets in good working order and perform extraordinary maintenance work. Additionally, we note that you provide performance guarantees for the systems. Further, we note your disclosure that these arrangements could subject you to substantial expenses in the event your solar energy systems do not meet any warranty or other performance guarantee claims. Please help us better understand your accounting for these arrangements by responding to the following:

•	In light of the long-term nature of the arrangements, tell us why you believe you have a reasonable ability to estimate the future costs of performing under the operating and maintenance arrangements described in your filing. Also, tell us how you assess the arrangements for potential losses.

Response

The Company respectfully advises the Staff that the Company operates a large and diverse portfolio of solar energy systems and has significant historical experience in predicting inputs that affect O&M activities, such as failure rates, vegetation growth, and soiling patterns. We currently have upwards of 1,300 solar energy systems representing over 1.2 gigawatts of capacity under management. Our O&M contracts are for preventative maintenance only, and include provisions to separately invoice additional services provided for corrective or extraordinary maintenance on a time and materials basis, and therefore, we are able to reasonably estimate the future costs of performing standard services covered under our O&M arrangements.

We further advise the Staff that on a periodic basis, we assess the performance of solar energy systems under our management and evaluate our potential exposure based on our contractual availability guarantees at the end of each reporting period. Our evaluation considers the agreed upon damages rate, the weighted average of actual period to date performance and the estimated performance for the remainder of the period. For projects with availability guarantees that are not otherwise reserved for through profit deferrals, we evaluate our potential exposure and accrue losses at each reporting period in accordance with the loss contingencies model pursuant to ASC 450-20. Our historical experience of damages for availability guarantees has not been material.

•	For operations and maintenance arrangements entered into in conjunction with project sales, please describe to us the applicability of multiple element accounting.

Response

The Company respectfully advises the Staff that the Company first considers whether O&M arrangements entered into in conjunction with project sales are under the scope of the guidance for Separately Priced Extended Warranty and Product Maintenance Contracts pursuant to ASC 605-20-25. As a customer is not required to purchase O&M services from us and frequently elects to purchase O&M services from a third party O&M provider, we consider the purchase of standard O&M services to be a separate purchasing decision from the purchase of the respective solar energy system. We also consider the materiality of the O&M contract and compare the contractual, per megawatt O&M rate against other similar projects. Provided that the stated contract price in the O&M arrangement is reasonable in relation to the O&M services being provided,the O&M arrangement is accounted for on a ratable basis over the life of the contract using the stated contract price.

In the event that the Company is required to provide services that are outside of the scope of normal operating and maintenance activities (e.g., provision of armed security guards), the O&M contract does not contain a separately stated contract price, or the stated contract price does not appear to be reasonable in relation to the services provided, the Company does not consider the O&M contract to be eligible for treatment as a Separately Priced Extended Warranty and Product Maintenance Contract. In these cases, the Company considers the entire O&M contract to be a separate deliverable related to sale of the solar energy system and the total arrangement consideration is allocated to the sale of the project and O&M deliverables based on a relative selling price analysis.

•	For project sales accounted for as real estate arrangements, tell us how your accounting considers the guidance applicable to continuing involvement in a real estate project. Refer to FASB ASC 360-20-40-37.

Response

The Company respectfully advises the Staff that provided the Company has otherwise met all of the criteria under the full accrual method, the Company evaluates the EPC, O&M, and any other ancillary contracts for forms of continuing involvement pursuant to ASC 360-20-40-37. In the absence of a form of continuing involvement that would preclude revenue recognition, such as a repurchase right or obligation, the Company evaluates its contracts for other forms of continuing involvement and defers gross profit in accordance with the nature and extent of any remaining forms of continuing involvement.

For solar energy system sales, the Company’s continuing involvement in project sales typically consists of performance guarantees related to our EPC contracts and availability guarantees related to our O&M contracts. Our performance guarantees provide a guarantee that the system will achieve a certain level of physical output for a limited period of time and damages are typically limited to a percentage of the EPC contract fee. Our availability guarantees provide a guarantee that the system will achieve a certain uptime ratio for the duration of the O&M contract term, which may reach 25 years in length. Availability guarantee damages are typically limited to a multiple of the annual O&M fee. Consequently, in accordance with ASC 360-20-40-37, we defer profit equivalent to the contractual maximum exposure to loss. In the event that the contracts do not contain a maximum exposure, we defer all profit until expiry of the corresponding performance and/or availability guarantee.

We have also considered whether our O&M contracts may expose us to additional forms of continuing involvement beyond availability guarantees, such as in the event of extraordinary maintenance work. Our base O&M contract fee only covers standard operational services. For extraordinary items, we invoice our customers an additional amount on a time and materials basis, and therefore, we consider the risks and rewards of ownership to remain with the buyer. As a result, our exposure to continuing involvement under O&M contracts remains limited to our ongoing availability guarantee obligations.

Note 16. Commitments and Contingencies

Indemnification, page 90

3. We note that “due to the absence of historical material warranty claims and expected future claims, we have not recorded a material warranty accrual related to solar energy systems as of December 31, 2014.” Please explain to us in detail why you are not accruing for solar energy systems warranties in accordance with FASB ASC 460-10-25. Include in your response a discussion of your reliance on other manufacturers’ warranties.

Response

The Company respectfully advises the Staff that the Company has accrued for solar energy systems warranty obligations in accordance with FASB ASC 460-10-25. As of December 31, 2014, the Company had recognized a liability for warranties related to solar energy systems of $19 million in the Company’s consolidated balance sheet. The Company monitors the materiality of the liability each period for disclosure purposes and concluded that the warranty liability recognized as of December 31, 2014 was not material to the consolidated financial statements taken as a whole as indicated by the disclosure referenced in the Staff’s comment. Warranty obligations for solar energy systems sold to third parties are accrued by a charge to income if the estimated loss is probable and can be reasonably estimated. Our warranty liability estimates are established using information about the nature, frequency, timing, and average cost of our historical warranty claims and comparisons to warranty information disclosed by other industry participants with similar solar energy systems. Our solar energy systems sold to third parties generally include components that are warranted by the Company’s vendors. However, our recorded warranty liability is not reduced based on the existence of these vendor warranty policies. When the Company receives a warranty claim from the buyer of one of the Company’s solar energy systems related to components covered by a vendor’s warranty, the Company accrues a liability based on the warranty provided by the Company to the buyer and seeks reimbursement from the vendor under the vendor’s warranty policy. To date, such activity has not been significant.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (314) 770-7303.

Sincerely,

/s/ Brian Wuebbels

Brian Wuebbels

Executive Vice President, Chief Administrative Officer

and Chief Financial Officer